CBAK ENERGY TECHNOLOGY, INC.

BAK Industrial Park, Meigui Street

Huayuankou Economic Zone, Dalian city, Liaoning Province,

People’s Republic of China, 116450

September 25, 2023

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jennifer Gowetski

Re: CBAK Energy Technology, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed April 14, 2023

File No. 001-32898

Ladies and Gentlemen:

We hereby submit the responses of CBAK Energy Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 14, 2023, providing the Staff’s comment with respect to the above referenced annual report on Form 10-K (the “Form 10-K”) of the Company. Concurrently with the submission of this letter, the Company is submitting the requested documentation on Form SPDSCL-HFCAA-GOV via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 49

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we concurrently submit the requested documentation on Form SPDSCL-HFCAA-GOV.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 (411)-3918-5985 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

CBAK Energy Technology, Inc.

By:	/s/ Yunfei Li
Name:	Yunfei Li
Title:	Chief Executive Officer

cc:	Kevin Sun, Esq.